RED SUN MINING, INC.
11045 La Maida Street, Suite 201
North Hollywood, CA  91601
(760) 413-9275
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                                                                 October 3, 2007

Mr. H. Roger Schwall
U. S. Securities and Exchange Commission
Mail Stop 7010
100 F St., N.E.
Washington, DC  20549

Re: Red Sun Mining, Inc.
    Amendment No. 1 to Registration Statement on Form SB-2
    Filed September 6, 2007
    File No. 333-145898

Dear Mr. Schwall:

Thank you for your assistance with our filing. As per the comments in your letter dated September 24, 2007 we have amended our Registration Statement and provide this detailed cover letter to assist you in your review.

DIRECTOR, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 14

     1. We have revised our disclosure here and in the Risk Section to state that Mr. Taylor has no prior business managerial experience, and additionally clarified that Mr. Taylor's prior business experiences have primarily been within the legal field.

     2. We have revised our disclosure under Resume and provided a complete biographical sketch for Mr. Taylor's past five years of professional and educational experience.

UNDERTAKINGS, PAGE II-2

     3. Consistent with the requirements of Item 512 of Regulation S-B, we have revised to include the correct undertaking required by 512(a)(4) of Regulation S-B.

ORAL COMMENT - LIQUIDITY AND CAPITAL RESOURCES

     4. Per your oral comment on September 27, 2007, we have revised the amount per share ($.00625) paid by Mr. Taylor for his purchase of Red Sun Mining, Inc.'s shares.

Sincerely,


/s/ Matthew Taylor
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Matthew Taylor
Director & President

cc: Sean Donahue
    Mellissa Duru
    Joseph I. Emas